SYSCO CORPORATION
EXECUTIVE OFFICER
INCENTIVE PAYMENT CLAWBACK POLICY
PURPOSE

The Compensation and Leadership Development Committee (the “Committee”) of the Board of Directors (the “Board”) of Sysco Corporation (the “Company”) recognizes that it is in the best interests of the Company and its stockholders to provide for recoupment from officers of the Company of certain incentive payments and equity awards in the circumstances described below.

SCOPE

This Executive Officer Incentive Payment Clawback Policy (this “Policy”) shall apply to each current and former executive officer of the Company (each, a “Covered Executive”) as elected or determined by the Board in accordance with Section 10D of the Exchange Act, the definition of executive officer set forth in Rule 10D-1 and the Listing Standards (each as defined herein), including from and after any termination of his or her employment.

POLICY STATEMENT

Overview. This Policy is designed to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”), and Section 303A.14 of the New York Stock Exchange (the “NYSE”) Listed Company Manual (the “Listing Standards”) or the provisions of any other national securities exchange on which the Company’s securities are listed. This Policy provides for the recoupment of certain Excess Incentive Compensation (as defined herein) paid to a Covered Executive in the event of an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the U.S. federal securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) (each an “Accounting Restatement”). For the avoidance of doubt, out-of-period adjustments and changes to the Company’s financial statements that do not represent error corrections are not an Accounting Restatement, including: (i) retrospective application of a change in accounting principle; (ii) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) retrospective reclassification due to a discontinued operation; (iv) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure. For purposes of this Policy, the date on which the Company is required to prepare an Accounting Restatement is the earlier of: (i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of whether or when the restated financial statements are filed.

Recoupment/Reimbursement. In the event that the Company is required to prepare an Accounting Restatement, the Committee will promptly require reimbursement or forfeiture of any Excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, and including any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, except that a transition period comprising a period of at least nine months shall count as a full fiscal year. This Policy applies to all Incentive-Based Compensation (as defined herein) received by a Covered Executive: (i) after beginning service as an executive officer; (ii) who served as an executive officer at any time during the performance period for that Incentive-Based Compensation; and (iii) while the Company has a listed class of securities on a national securities exchange or a national securities association. Recovery of amounts under this Policy with respect to a Covered Executive shall not require the finding of any misconduct by such Covered

Executive or that such Covered Executive is responsible for any error associated with an Accounting Restatement. The amount subject to recovery (“Excess Incentive Compensation”) is the excess of the Incentive-Based Compensation paid to the Covered Executive based on the erroneous data over the Incentive-Based Compensation that would have been paid to the Covered Executive had the Incentive-Based Compensation been based on the restated results. Excess Incentive Compensation shall be determined by the Committee without regard to any taxes paid by the Covered Executive with respect to the Excess Incentive Compensation.

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure (as defined herein). Incentive-Based Compensation is received for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. For Incentive-Based Compensation based on stock price or total stockholder return: (i) the Committee shall determine the amount of the Excess Incentive Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE as required.

A “Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived in whole or in part from such measure. For purposes of this Policy, Financial Reporting Measures include, but are not limited to, the following, and any measures derived from the following: revenues; earnings before interest, taxes, depreciation and amortization; net income; the Company’s stock price; and total stockholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

The Committee shall determine, in its sole discretion, the timing and method for promptly recouping Excess Incentive Compensation, which may include, but not be limited to:

•seeking reimbursement of all or part of any cash or equity Incentive-Based Compensation previously paid;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
•canceling prior cash or equity-based awards, whether vested, unvested, paid, or unpaid;
•canceling or offsetting against any planned future cash or equity-based awards;
•forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code (the “Code”) and the regulations promulgated thereunder; or
•any other method authorized by applicable law or contract.

Subject to compliance with any applicable law, the Committee may recover amounts under this Policy from any amount otherwise payable to the Covered Executive. To the extent that the Covered Executive has already reimbursed the Company for any Excess Incentive Compensation received under any other recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Excess Incentive Compensation that is subject to recovery under this Policy.

The Company is authorized and directed, pursuant to this Policy, to recoup Excess Incentive Compensation in compliance with this Policy, unless the Committee has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

•the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that, prior to concluding that it would be impracticable to recover any amount of Excess Incentive Compensation based on expense of enforcement, the Committee must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to the NYSE; or

•recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Operation of Policy. The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date (as defined herein) shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company.

To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy and all rights and obligations hereunder are governed by and construed in accordance with the internal laws of the State of Texas, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction.

This Policy shall be binding and enforceable against all Covered Executives, and their beneficiaries, heirs, executors, administrators or other legal representatives.

A copy of this Policy shall be filed as an exhibit to the Company’s annual report on Form 10-K.

Procedural Matters. The Committee is authorized to interpret and construe this Policy and to make all determinations and rules as it deems to be necessary or advisable for this Policy’s administration. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Rule 10D-1, the Listing Standards and any other applicable rules or standards adopted by the Securities and Exchange Commission or the NYSE. All determinations by the Committee shall be final and binding on all affected individuals.

Pending a determination by the Committee on the application of this Policy to a particular Covered Executive, the Committee shall have the authority to suspend: (i) the exercisability of all stock options and the settlement of any stock unit award; (ii) any cash-based incentive payments; and/or (iii) distributions under any deferred compensation plan.

Upon a determination by the Committee that a Covered Executive is subject to recoupment or cancelation under this Policy, the Company shall have the right, to the extent permitted by applicable law and consistent with Section 409A of the Code, to set-off amounts due under this Policy against any amount owed by the Company to the Covered Executive under any deferred compensation plan.

No Indemnification for Covered Executives. The Company shall not indemnify any Covered Executive against the loss of any Excess Incentive Compensation. The Company is prohibited from paying or reimbursing a Covered Executive for purchasing insurance to cover any such loss.

Committee Indemnification. No Committee member or delegate shall be personally liable for any action, determination or interpretation made with respect to this Policy. All Committee members and delegates shall be fully indemnified by the Company to the fullest extent under applicable law and the Company’s organizational documents and policies with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Committee or the Committee’s delegates under applicable law or the Company’s organizational documents and policies.

Amendment and Termination. The Committee may amend this Policy in its discretion to comply with any rules or standards adopted by the NYSE, and to comply with (or maintain an exemption from the application of) Section 409A of the Code.

Effective Date. This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date and during the applicable clawback period described herein, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date.

LOCAL POLICIES & PROCEDURES

The Company operates in many countries, and it is the Company’s intention to comply with all applicable legal requirements. Accordingly, if a provision of this Policy conflicts with applicable local legal requirements, the Company may adopt regional or country-specific policies on this subject to accommodate local conditions or legal requirements. Covered Executives must comply with all applicable local laws, regulations, policies and procedures.

POLICY REVIEW AND REVISION

This Policy shall be reviewed annually or more frequently as required by changes in legal, regulatory or Company requirements or to correct identified deficiencies. This Policy supersedes all previous versions.